FORELAND CORPORATION
                          N Warrants and Common Stock

     This Prospectus relates to the issuance by Foreland Corporation, a Nevada corporation (the "Company") of (i) 414,000 common stock purchase warrants (the "N Warrants"), representing the right to purchase one share of the Company's common stock, par value $0.001 per share (the "Common Stock"), at $12.00 per share through December 31, 1998, to those persons who held the Company's L Warrants which expired on December 31, 1996, and (ii) 414,000 shares of Common Stock on the exercise of a like number of N Warrants. (See "DESCRIPTION OF SECURITIES").

     This Prospectus also relates to the public offer and sale by certain stockholders (the "Selling Stockholders") of 1,500 shares of Common Stock issuable on exercise of a like number of common stock purchase warrants (the "96-4 Warrants") now held by such Selling Stockholders.

     The Company's Common Stock is included on the Nasdaq SmallCapSM Market ("Nasdaq") under the symbol "FORL." On June 16, 1997, the closing sales price for the Company's Common Stock on Nasdaq was $3.09. The Company intends to apply to list the N Warrants on Nasdaq. However, there can be no assurance that such securities will be approved for listing or that a market therefor will develop.

   THE ACQUISITION AND OWNERSHIP OF THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. THE SECURITIES SHOULD BE PURCHASED ONLY BY
 INVESTORS WHO ARE ABLE TO AFFORD THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT.
                        (See "RISK FACTORS" on page 8.)

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER REGULATORY AUTHORITY, NOR HAS THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR REGULATORY AUTHORITY PASSED
               ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR
           ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               Price to Public   Offering Commissions   Proceeds to Company(1)
                               ---------------   --------------------   ----------------------
By the Company:
 N Warrants (2)
 Per Warrant                              --             --                            --
 Total                                    --             --                            --
 Common Stock
 Per Share (3)                 $       12.00             --                $        12.00
 Total                         $   4,968,000             --                $    4,968,000
By Selling Stockholders
 Common Stock (4)
 Per Share                     $        3.09             --                $         3.09
 Total                         $       4,641             --                $        4,641
Total Offering                 $   4,972,641             --                $    4,972,641

[FN]
(1) Does not reflect expenses of this offering payable by the Company estimated at $20,000. (See "PLAN OF DISTRIBUTION" below.)
(2) The Company will receive no cash proceeds from the issuance of the N Warrants to the holders of the expired L Warrants.
(3) The price per share for the shares of Common Stock issuable by the Company on exercise of the N Warrants is the exercise price of the N Warrants.
(4) The price per share for the securities offered by the Selling Stockholders is estimated at the closing sales price quoted by Nasdaq for the Common Stock at $3.09 on June 16, 1997. The Common Stock may be offered at the current market price, which may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholders and the purchaser at the time of sale. (See
     "ITEM 5: MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS" in the Company's 1996 Form 10-K.) The securities to be sold by Selling Stockholders may be sold by them through or to securities brokers or dealers, which sales may involve the payment of commissions by the Selling Stockholders. There is no agreement between the Company and any broker or dealer respecting such sales.

                 The date of this Prospectus is June 18, 1997.

     The Selling Stockholders will offer their Common Stock through or to securities brokers or dealers designated by them in the over-the-counter market or in other transactions negotiated by the Selling Stockholders. Any such sale of Common Stock by a Selling Stockholder must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless a Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholders and any broker, dealer, or agent that participates with the Selling Stockholders in the sale of the Common Stock offered hereby may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or discounts received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions under the Securities Act. (See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION.")

     The Company will not receive any proceeds from the issuance of the N Warrants to the holders of the expired L Warrants or on the sale of the Common Stock by Selling Stockholders. However, the Company will receive proceeds upon the issuance of the Common Stock on exercise of the N Warrants and 96-4 Warrants. (See "USE OF PROCEEDS.") In connection with this offering, the Company estimates that it will incur costs of approximately $20,000 for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholders will be borne by them. Commissions or discounts paid in connection with the sale of securities by the Selling Stockholders will be determined by negotiations between them and the broker-dealer through or to which the securities are to be sold and may vary depending on the broker-dealers' commission or mark up schedule, the size of the transaction, and other factors. (See "PLAN OF DISTRIBUTION" below.)

                       ADJUSTMENTS FOR RECENT STOCK SPLIT

     All share and per share data in this Prospectus have been adjusted to reflect a 3-to-1 reverse stock split of the Common Stock effective on June 15, 1996.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's annual report on Form 10-K for the year ended December 31, 1996, as amended on Form 10-K/A filed April 30, 1997, and May 7, 1997 ("1996 Form 10-K"), quarterly report on Form 10-Q for the quarter ended March 31, 1997 ("1st Quarter 1997 10-Q"), and current reports on Form 8-K dated January 13, 1997, January 22, 1997, February 20, 1997, March 18, 1997, May 2, 1997, and May
12, 1997, are incorporated herein by reference.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than certain exhibits to such documents. Requests for such copies should be directed to Shareholder Relations, Foreland Corporation, Union Terrace Office Building, 12596 West Bayaud, Suite 300, Lakewood, Colorado 80228-2019; telephone (303) 988-3122.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-2 under the Securities Act of 1933, as amended. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference hereby is made. Each statement made in this prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. Any interested party may inspect the Registration Statement and its exhibits, as well as the other reports and information filed by the Company, without charge, at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement and its exhibits we well as the other reports and information filed by the Company at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains an internet site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the SEC at http://www.sec.gov.

     No person is authorized to give any information or make any representation not contained in this Prospectus and, if given or made, such information or representation should not be relied on as having been authorized.


                            SUMMARY AND INTRODUCTION

     The following summary is qualified in its entirety by the more detailed information, including the financial statements and notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein.

     This Prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company or management as well as assumptions made by and information currently available to the Company or management. When used in this document, the words "anticipate," "believe," "estimate," "expect," and "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company respecting future events and are subject to certain risks, uncertainties, and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or intended. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.

     Unless otherwise indicated, all information herein relating to oil and gas reserves has been calculated in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC").

     Each prospective investor is urged to read this Prospectus in its entirety, particularly the matters set forth under "RISK FACTORS."

The Company

     The Company is engaged in exploring for oil in the Great Basin and Range geologic province in Nevada (the "Great Basin"), an area that management believes is one of the most promising unexplored onshore domestic areas with potential for the discovery of major oil reserves. In continuing to advance this exploration since its organization in 1985, the Company's strategy is to generate exploration prospects with the most recent generally available scientific techniques, expand and improve the Company's strategic land position, and establish arrangements with other oil exploration firms active in Nevada to obtain additional scientific data, leases, and funding.

      Until 1994, the Company had only limited revenue, consisting of modest amounts of interest income earned on net proceeds from the sale of securities and revenue from producing properties. In order to supplement its own exploration efforts, between 1993 and 1994, the Company acquired certain leases and properties in Railroad Valley, Nevada, including the Eagle Springs field. In the Eagle Springs field, the Company has reworked and returned to production eleven acquired wells, drilled a new water injection well, drilled and placed into production eight additional wells, replaced and improved surface equipment to handle increased production and to lower long-term operating costs, and undertook a 3D seismic evaluation program. Much of this development work was conducted under an agreement with Plains Petroleum Operating Company, which was acquired in August 1995 by Barrett Resources Corporation (together, "Barrett"), resulting in Barrett acquiring a 40% interest in the Eagle Springs field. In November 1996, the Company acquired Barrett's interest in the Eagle Springs field, effective August 1, 1996. The Company plans to continue additional drilling in the Eagle Springs field to place into production undeveloped reserves and to drill at additional locations to test horizons that are productive in existing wells.

      During 1996, the Company continued with exploration drilling on two prospects, including a test that discovered the Ghost Ranch field on a different geologic structure approximately one-half mile south of the Eagle Springs field in a different formation. The first Ghost Ranch discovery well reached total depth in late July 1996 and resulted in significant production and increases in the Company's oil reserves. The Company plugged a second Ghost Ranch well in November 1996, after determining it was not economic to produce. The Company completed a third Ghost Ranch well for production in February 1997, which is now producing at levels comparable to the discovery well, and completed a fourth well in May 1997 that the Company is continuing to work to increase oil production. The Company has a 60% working interest in the Ghost Ranch field and is the operator. Barrett continues to hold the remaining 40% working interest pursuant to the agreement discussed above. Of the other wells drilled during 1996, one well in Toano Draw is still being tested and one well in Pine Valley was plugged and abandoned.

Business Plan

      The Company has assembled a management and technical team of persons with specialized technical training and experience concentrated on Nevada oil exploration. In all, the Company's technical team has over 75 years of combined Nevada oil exploration experience, much of it with major oil companies. The Company believes that the working experience of its executives and employees in Nevada is a significant factor in the Company's exploration progress to date and in its ability to act as operator under exploration arrangements with other exploration firms such as Enserch Exploration, Inc. ("Enserch"), Berry Petroleum Company ("Berry"), Parker and Parsley Petroleum Company (successor-in-interest to Santa Fe Energy Resources, Inc.) ("P&P"), and Barrett. This team employs the following strategies in guiding the Company's Nevada exploration.

      Science

      The Company seeks to utilize the most advanced available scientific tools and techniques to evaluate the risk and exploration potential of specific prospects. The Company's oil exploration model for the Great Basin of Nevada continually evolves from a large data base collected, originally by Gulf Oil Corporation ("Gulf") and, since 1985, by the Company. As a result of the Company's own work as well as information sharing arrangements with others, the Company now has access to over 1,400 line miles of 2D seismic data, much of it reprocessed with new analytical computer programs, newly acquired high resolution 3D seismic surveys, and gravity data gathered by the Company as well as by Exxon, P&P, Mobil, Chevron, Enserch, and Berry. Data from 3D seismic, gravity, reprocessed seismic surveys, and previous drilling are integrated as a guide to further exploration. The Company believes that it benefits from the long-term involvement of the Company's personnel in Nevada oil exploration and operations, which enhances the Company's ability to share data and expertise with industry participants.

      Prospect Generation and Leasing

      The Company's leasing program is coordinated with prospect generation and exploration results. As areas of interest are identified, the Company attempts to acquire leases or other exploration rights on what preliminarily appears to be the most promising prospect areas in order to establish a preemptive lease position prior to generating a specific drilling prospect. As specific prospect evaluation advances, the Company may seek leases on additional areas or relinquish leases on areas that appear less promising, thereby reducing lease holding costs. As a result, the Company has substantially increased the size of its gross acreage while, in management's opinion, improving the exploration potential of its leaseholdings.

      Joint Exploration

      The Company regularly seeks joint exploration arrangements with other oil exploration firms active in Nevada to obtain access to additional scientific data and technical expertise, particularly relatively expensive geophysical data, including 3D seismic. Joint exploration arrangements are sought with firms that have significant lease positions in the prospect area and that can bear a portion of the costs of specified further exploration. The Company also utilizes joint exploration arrangements to spread the risks of specific exploration, attempting to retain a larger interest by bearing a greater proportion of the related costs in those prospect areas in which management believes that the risks and reserve potential warrant such action. In situations in which management perceives a higher degree of risk or a smaller potential for the prospect, it seeks to retain a smaller interest and bear a smaller share of related costs. With the acquisition of Barrett's 40% interest in the Eagle Springs field, the Company assumed the cost and associated risk of 100% of operations in the Eagle Springs field. Industry interest in oil exploration in Nevada has fluctuated significantly in previous years, and there can be no assurance that the Company can continue to identify oil exploration firms to undertake joint exploration of Nevada prospects.

     Drilling Near Existing Production

     Further exploration drilling is required to delineate the extent of productive horizons in individual fields and complete development where warranted. In the Eagle Springs and Ghost Ranch fields, the Company's geophysical and geological evaluation is ongoing to locate possible additional drilling locations to develop the undeveloped reserves and to test the horizons that are productive in the existing wells. In both fields, the Company has surface facilities capable of handling additional production. The Company also intends to continue to drill exploration wells in areas of existing production in the Pine and Railroad Valleys to further evaluate reservoir extent and characteristics, increase production, and obtain data that might benefit the Company's overall exploration effort. The Company intends to pursue these drilling objectives in Pine Valley as well as specific prospects in Railroad Valley as involving somewhat lower risk than exploration testing in areas with relatively less drilling history or other exploration success to date.

     Long-Term Exploration

     Management anticipates that it will take several years to explore fully the target areas that may be identified by the Company in the Great Basin of Nevada, as is the case in many frontier areas of exploration, and believes that it is important to provide for an ongoing presence for the Company in Nevada exploration. In such a long term exploration effort, the results of early exploration serve as a guide for identifying new prospects so it is important, in management's view, to continually identify new prospect concepts and areas for possible future exploration while advancing existing prospects to the drilling stage.

     During recent years, the Company has focused its activities on drilling in the Eagle Springs to exploit proved undeveloped reserved and to evaluate at new locations horizons that are productive in existing wells and to drill in additional exploratory prospects in the Pine, Railroad, and Huntington Valleys and Toano Draw of Nevada. In 1996, the Company's exploration effort led to the discovery of the Ghost Ranch field, which it is now developing. Through 1997, the Company will continue its exploration and development activities in such areas. In addition, the Company will continue its acquisition of 3D seismic data and reanalysis of existing 2D seismic data. The Company will also continue its evaluation of data to identify additional exploration targets, expand its lease holdings where warranted, and seek additional exploration arrangements with other industry participants.

     The Company's principal executive offices are located at 12596 West Bayaud, Suite 300, Lakewood, Colorado 80228-2019 and its telephone number is (303) 988-3122.

Capitalization

     The following table shows the capitalization of the Company as of March 31, 1997, and as adjusted to give effect to the issuance of 113,865 shares of Common Stock on conversion of outstanding shares of Preferred Stock, and the issuance of 1,500 shares of Common Stock for services rendered to the Company:

                                                                                      March 31, 1997
                                                                              ----------------------------
                                                                               Historical     As Adjusted
                                                                              ------------    ------------
Long term debt, net of current portion                                        $    916,931    $    916,931
                                                                              ------------    ------------
Stockholders' Equity
  Preferred Stock, par value $0.001 per share, 5,000,000 shares authorized
         1991 Convertible Preferred Stock, 40,000 shares issued and
             outstanding                                                                40              40
         1994 Convertible Redeemable Preferred Stock, 165,140 shares
             issued and outstanding                                                    165             165
         1995 Convertible Redeemable Preferred Stock, 613,334 shares
             issued and outstanding                                                    613             613
         1996 Series 6% Convertible Preferred Stock, 12.5 shares
             issued and outstanding                                                     --              --
         1996-4 Series Preferred Stock, 255 and 222 shares issued and
             outstanding, respectively                                                  --              --
  Common Stock, par value $0.001 per share, 50,000,000 shares authorized, 7,283,927 and 7,399,292 shares
         issued and outstanding, respectively                                        7,284           7,399
  Additional paid in capital                                                    32,650,301      32,877,727
  Less note and stock subscriptions receivable                                  (1,112,177)     (1,112,177)
  Accumulated deficit                                                          (22,875,459)    (22,875,459)
                                                                              ------------    ------------
  Total stockholders' equity                                                     8,670,767       9,008,267
                                                                              ------------    ------------
         Total capitalization                                                 $  9,587,698    $  9,925,198
                                                                              ============    ============

The Offering

Securities offered by the Company
    N Warrants......................................................     414,000 warrants
    Common Stock....................................................     414,000 shares(1)

Securities offered by the Selling Stockholders......................       1,500 shares(1)

Common Stock outstanding before the offering........................   7,399,292 shares

Common Stock outstanding after the offering.........................   7,814,792 shares(1)

Common Stock reserved for issuance..................................   2,532,694 shares(2)

Fully diluted Common Stock..........................................  10,347,486 shares(2)

Nasdaq Symbols:
  Common Stock......................................................  FORL

[FN]
(1) The 414,000 shares of Common Stock offered by the Company are issuable on exercise of the N Warrants, also offered by the Company pursuant to this Prospectus. The 1,500 shares of Common Stock offered by the Selling Stockholders are issuable on exercise of the 96-4 Warrants. The figures in the table assume that all of the N Warrants and all of the 96-4 Warrants are exercised to acquire shares of Common Stock. If all of the N Warrants and 96-4 Warrants in this offering are exercised, the Company would receive gross proceeds of $4,979,250.
(2) Consists of (i) up to 618,962 shares of Common Stock issuable on the conversion of outstanding shares of Preferred Stock; (ii) up to 989,402 shares of Common Stock issuable on the exercise of outstanding options and warrants at a weighted average exercise price of $6.98 per share; (iii) up to 400,000 shares of Common Stock issuable on the exercise of outstanding options subject to shareholder approval at an exercise price of $4.00 per share; and (iv) up to 524,330 shares of Common Stock issuable on the exercise of outstanding options subject to vesting requirements at a weighted average exercise price of $4.94 per share. (See "ITEM 11. EXECUTIVE COMPENSATION," "ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," and "ITEM 13. CERTAIN RELATIONSHIPS
     AND RELATED TRANSACTIONS," in the Company's 1996 Form 10-K, and "DESCRIPTION OF SECURITIES--Preferred Stock, Warrants, and Options Outstanding" below.)

     The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders, and it is likely that additional securities will be issued to provide future financing. The issuance of additional securities could dilute the percentage interest and per share book value of existing shareholders, including persons purchasing securities in this offering. (See "DESCRIPTION OF SECURITIES" below)

Use of Proceeds

     The Company will receive no net proceeds from the issuance of the N Warrants or from the sale by the Selling Stockholders of the Common Stock issuable on exercise of the 96-4 Warrants. The N Warrants to be issued pursuant to this Prospectus must be exercised to receive shares of Common Stock and the 96-4 Warrants held by Selling Stockholders must be exercised into shares of Common Stock prior to the resale of the Common Stock offered by the Selling Stockholders pursuant to this Prospectus. Proceeds received by the Company on the exercise of warrants, aggregating $4,979,250 if all N Warrants and 96-4 Warrants are exercised, will be used by the Company to pay general and administrative expenses, to the extent not funded from operating revenue, and for additional drilling, geological and geophysical data gathering, or lease acquisition. If all options and warrants held by persons other than those receiving the N Warrants and the Selling Stockholders in this offering were exercised to acquire 1,913,732 shares of Common Stock, the Company would receive proceeds of $11,091,608. There can be no assurance that any of the outstanding options or warrants will be exercised to provide any proceeds therefrom to the Company.

Risk Factors

     Offerees should not purchase these securities without carefully reading and considering the risks involved and unless they are willing and able to accept the complete loss of their investment. The securities offered hereby are speculative and involve an unusually high degree of risk. (See "RISK FACTORS" below.)

No Dividends

     The Company has not paid dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future. In addition, the Company's credit agreement with a commercial bank contains, among other provisions, a negative covenant that prohibits the Company from paying dividends.


                                  RISK FACTORS

     The purchase of the Common Stock involves certain risks. Prospective purchasers should consider, in addition to the negative implications of the other information and financial data set forth herein or incorporated herein by reference, the following risk factors before making an investment in the Common Stock.

     This document and all Company disclosures, including periodic reports filed with the Commission, contain certain forward-looking statements and information relating to the Company that are based on the beliefs of Company management as well as assumptions made by and information currently available to Company management. When used herein and in other Company disclosures, the words "anticipate," "believe," "estimate," "expect," "intend," and similar expressions, as they relate to the Company or Company management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or intended. The Company does not intend to update these forward-looking statements.

Risks Related to the Business of the Company

     Concentration of Risks Resulting From Barrett Acquisition

     Prior to the acquisition of the 40% interest in the Eagle Springs field from Barrett in November 1996, the Company diversified the economic risks associated with drilling and the other activities in the Eagle Springs field because, as a 40% working interest owner, Barrett was responsible for 40% of all costs. As a result of the acquisition by the Company of Barrett's interest, the Company assumed the cost and associated risk of 100% of operations in the Eagle Springs field.

     Company's Ability to Continue as a Going Concern/Shortages of Working Capital and Continuing Losses

     The Company has incurred losses of $22,875,459 since its inception in 1985 and expects that its accumulated deficit will increase. During 1995 the Company experienced a net loss of $2,275,565. These losses continued, with a loss of $3,385,287 for the year ended December 31, 1996, and a loss of $216,694 for the three months ended March 31, 1997. The Company anticipates continuing losses through the remainder of 1997. Based on current production and oil prices, management believes that its production revenue is now sufficient to meet its fixed and recurring operating costs. The Company will also incur substantial additional exploration costs, depending on the level of its drilling activity, which may vary dramatically from quarter to quarter. The Company's independent auditor's report on the financial statements for the year ended
December 31, 1996, as for preceding fiscal years, contains an explanatory paragraph as to the Company's ability to continue as a going concern. (See "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" and "ITEM 7.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's 1996 Form 10-K and see the Company's 1st Quarter 1997 10-Q.)

     Additional Possible Expenses Related to Capitalized Costs

     The Company includes in oil and gas properties on its balance sheets costs of wells in progress, which are capitalized until a decision is made to plug and abandon or, if the well is still being evaluated, until one year after reaching total depth, at which time such costs are charged to expense, even though the well may subsequently be placed into production. At March 31, 1997, oil and gas properties included approximately $420,000 related to a single well in progress. Management expects that all information necessary to evaluate this property will be available by the third quarter of 1997.

     The Company evaluates its proved oil and gas properties for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When such an assessment is required, the Company compares the net carrying value on a lease-by-lease basis to the related estimates of undiscounted future net cash flows for each property. If the net carrying value exceeds the estimated net cash flows, then impairment expense is recognized to reduce the carrying value to the estimated fair value. Estimates of future cash flows for specific properties are based upon reserve engineering evaluations which are impacted by a number of factors, including historical oil production levels, adjacent drilling results, lease operating costs, and historical and projected prices for oil, which have typically been volatile.

     At March 31, 1997, the Company also had a net investment of $616,300 in undeveloped oil and gas leases for which no proved reserves have been established. For these properties, it will be necessary to drill exploratory wells to determine if sufficient economic oil and gas reserves exist.
Management periodically assesses these properties for impairment by considering a number of factors, including unsuccessful drilling activity by the Company or others in the vicinity of the lease, management's plans to pay delay rentals or to drill a well prior to the expiration of the primary lease term, opportunities to obtain and/or evaluate seismic data related to the lease, and management's expectations about oil and gas prices, production costs and development costs.

     Adverse information related to any of the above matters could have a material adverse impact on the Company's future results of operations.

     Dependence on Joint Exploration Arrangements with Industry Participants

     The Company has entered into a number of joint exploration agreements with industry participants to obtain leases, scientific data, and funds for drilling and other exploration. These agreements typically set forth obligations that the Company must perform timely in order to earn specified property interests, permit funding participants to terminate their participation at specified points during the exploration program, and condition continuation of joint efforts on obtaining satisfactory results. If such a participant elects not to continue with respect to any well, the Company would be required to fund all of the costs of such well, in which case it would be dependent on proceeds from the sale of securities and production revenue, which would delay or limit planned drilling.

     Limited Production Revenue

     The Company has only recently established revenue from oil production from its Eagle Springs, Nevada, property acquired during 1993, and its Ghost Ranch field. Based on current production and oil prices, management believes that its production revenue is now sufficient to meet its current fixed and recurring operating costs as well as a portion of the Company's costs of exploration. There can be no assurance, however, that ongoing oil production in commercial quantities will continue, that oil prices will not decrease dramatically, or that oil reserves will be proved as a result of the Company's exploration efforts. (See "ITEM 1. BUSINESS" in the Company's 1996 Form 10-K.)

     Limited Commercial Drilling Success to Date

     Despite the expertise of management, the significant amount of data that the Company has collected with respect to Nevada, and the expenditure of several million dollars in property acquisition, data collection, and exploration since 1985, the Company has established only limited reserves and developed limited ongoing production as a result of its drilling program. The Ghost Ranch discovery well, which was placed into production recently, is the first exploration test by the Company that has resulted in significant ongoing production. The oil production from the Eagle Springs field was acquired by the Company in 1993 and, except for the increased production resulting from certain reworking of existing wells and the development wells drilled by the Company, did not result from the Company's exploration or drilling activities. Although the Company began to receive oil production revenue from the Eagle Springs field in early 1994 and from the Ghost Ranch well in mid-1996, the Company's success will continue to depend on the results of drilling, evaluation, and testing of its various prospects. (See "ITEM 1. BUSINESS" and "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" in the Company's 1996 10-K.)

     Need for Additional Funds

     The nature, extent, and cost of exploring prospects in the Great Basin province over several years cannot be predicted, but the total cost could amount to tens of millions of dollars. Because of the size of the total exploration possibilities and the Company's limited resources, it is likely that the interest of the Company's shareholders in the Company and the interest of the Company in its drilling prospects will continue to be diluted substantially as the Company continues to obtain funding through the sale of additional securities or through sharing arrangements with industry participants. There can be no assurance that exploration funds will be available to the Company when required or, if available, that such funds can be obtained on terms acceptable or favorable to the Company. (See "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" and "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the Company's 1996 Form 10-K and see the Company's 1st Quarter 1997 10-Q.)

     Concentration of Activities in Frontier Area

     Management of the Company has focused its efforts on acquiring lease positions, developing data, and exploring and drilling in the Great Basin area of Nevada, a largely unproved and unexplored geological province. While the Company holds exploration rights to a significant number of acres, its holdings are insignificant when compared to the size of the potential geological area. Other than in the Eagle Springs field and Ghost Ranch field, no significant ongoing commercial production of oil has been established on the Company's properties. In addition, the areas targeted by the Company, other than the Eagle Springs field and Ghost Ranch field, have geological, geophysical, drilling, completion, and production problems which to date have prevented the Company and others with larger exploration budgets from developing or establishing significant production or reserves. There is no assurance that these problems can be overcome or that the Company's drilling program will be commercially successful. (See "ITEM 1. BUSINESS" in the Company's 1996 Form 10-K.)

     Dependence on Key Employees

     The business of the Company is dependent on its management and technical team and their substantial Nevada exploration experience, the loss of any one of whom could adversely affect the Company's proposed activities. The Company does not have and does not intend to acquire key man life insurance on any of its executives. (See "ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT" in the Company's 1996 Form 10-K.)

     Speculative Nature of Oil and Gas Industry

     Exploration for oil is a highly speculative business. There is no way to know in advance of drilling and testing whether any prospect will yield oil in sufficient quantities to be economically feasible. The completion of a well for production or the initiation of production in paying quantities does not necessarily mean that the well will be economic because it may not produce sufficient revenues to recover related costs and generate a financial return to the Company.

     High Operating Costs

     The costs of exploring, drilling, producing, and transporting are higher in the geological province targeted by management than they would be in a more fully developed oil producing area. Access roads to drilling targets over relatively long distances frequently have to be completed, drilling equipment and services typically must be brought in from considerable distances, and there is no collection pipeline so that any oil that is produced must be trucked to a refinery, the nearest of which is in Salt Lake City, Utah, a distance of several hundred miles. (See "ITEM 1. BUSINESS--Oil Properties" in the Company's 1996 Form 10-K.)

     Uncertainty of Reserve Estimates and Future Net Revenues

     There are numerous uncertainties inherent in estimating quantities of proved oil reserves. The estimates in the 1996 Form 10-K which are incorporated into this Prospectus are based on various assumptions relating to rates of future production, timing and amount of development expenditures, oil prices and the results of planned development work. Actual future production rates and volumes, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil reserves may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could materially and adversely affect future reserve estimates. In addition, such reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil prices and other factors. (See "ITEM 2. PROPERTIES" and "ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources" in the 1996 Form 10-K.)

     Dependence on Oil Prices

     The Company's oil exploration and production activities are dependent on the prevailing price for oil, which is beyond the Company's control or influence, and there is no assurance that the Company's wells can be produced at levels in excess of related production costs. Oil prices increased materially during 1996, but there can be no assurance that such prices will continue. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors: relatively minor changes in the supply of and demand for oil and gas; market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil; the level of consumer demand; weather conditions; the competitive position of oil or gas as a source of energy as compared with coal, nuclear energy, hydroelectric power, and other energy sources; the refining capacity of prospective oil purchasers; the effect of federal and state regulation on the production, transportation and sale of oil; and other factors, all of which are beyond the control or influence of the Company. In an effort to limit the adverse effects of extreme declines in oil prices, the Company has entered into agreements with Crysen Refining, Inc., Salt Lake City, Utah, to sell oil from its currently producing fields through August 1997 at minimum fixed prices, and with Petro Source Corporation, Salt Lake City, Utah, to sell oil from a portion of the Ghost Ranch field through August 1997. Notwithstanding these agreements, adverse changes in the market or regulatory environment would likely have an adverse effect on the Company's ability to obtain funding from lending institutions, industry participants, the sale of additional securities, and other sources. (See "ITEM 1. BUSINESS--Oil Properties" in the Company's 1996 Form 10-K.)

     Operating Risks and Uninsured Hazards

     Oil drilling involves hazards such as fire, explosion, pipe failure, cave in, collapse, encountering unusual or unexpected formations, pressures, and other conditions, environmental damage, personal injury, and other occurrences that could result in the Company incurring substantial losses and liabilities to third parties. As is customary in exploration arrangements with other energy companies under which specified drilling is to be conducted, the operator is required to purchase and pay for insurance against risks customarily insured against in the oil and gas industry by others conducting similar activities. (See "ITEM 1. BUSINESS--Operational Hazards and Insurance" in the Company's 1996 Form 10-K.) Nevertheless, the Company may not be insured against all losses or liabilities that may arise from all hazards because such insurance is unavailable at economic rates, because the operator has not fulfilled its obligation to purchase such insurance, or because of other factors. Any uninsured loss could have a material adverse effect on the Company.

     Risks of Adverse Weather

     The Company's activities are subject to periodic interruptions due to weather conditions, which may be quite severe at various times of the year. Periods of heavy precipitation make travel to exploration or drilling locations difficult and/or impossible, while extremely cold temperatures limit or interrupt drilling, pumping, and/or production activities or increase operating costs.

     Intense Competition in Oil and Gas Industry

     The acquisition and exploration of oil and gas prospects are highly competitive. Many of the Company's current and potential competitors engaged in oil exploration in the Great Basin of Nevada have greater financial resources, broader exploration programs, and a greater number of managerial and technical personnel. Because the Company's resources will be limited even on successful completion of this offering, there can be no assurance that it will be able to compete effectively in the exploration for oil in Nevada. (See "ITEM 1.
BUSINESS--Competition and Markets" in the Company's 1996 Form 10-K.)

     Environmental and Other Governmental Regulation

     Oil and gas exploration and production are subject to comprehensive federal, state, and local laws and regulations controlling the exploration for and production and sale of oil and gas and the possible effects of such activities on the environment. To date, the Company has not been required to expend significant resources in order to satisfy applicable environmental laws and regulations respecting its own activities. Although management believes that the Company has substantially completed certain remediation work that it agreed to undertake in connection with the acquisition of the Eagle Springs field, there can be no assurance that additional work may not be required. In addition, present, as well as future, legislation and regulations could cause additional expenditures, restrictions, and delays in the Company's business, the extent of which cannot be predicted and which may require the Company to limit substantially, delay or cease operations in some circumstances or subject the Company to various governmental controls. From time to time, regulatory agencies have proposed or imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Because federal energy and taxation policies are subject to constant revisions, no prediction can be made as to the ultimate effect of such governmental policies and controls on the Company. (See "ITEM 1. BUSINESS--Government Regulation" in the Company's 1996 Form 10-K.)

General Risks Relating to Offering

     Volatility of Common Stock

     The market price for the Common Stock has been volatile in the past and could fluctuate significantly in response to the results of specific exploration drilling tests, variations in quarterly operating results, and changes in recommendations by securities analysts. Further, the trading volume of the Common Stock is relatively small, and the market for the Common Stock may not be able to efficiently accommodate significant trades on any given day. Consequently, sizable sales or purchases of the Common Stock have in the past, and may in the future, cause volatility in the market price of the Common Stock to a greater extent than in other more actively traded securities. Until more trading volume develops, larger transactions may not be able to be closed at the then current market price for the Common Stock. In addition, the securities markets regularly experience significant price and volume fluctuations that are often unrelated or disproportionate to the results of operations of particular
companies.   These broad fluctuations may adversely affect the market price of the Common Stock. See "ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS" in the Company's 1996 Form 10-K.

     Substantial Warrants and Options Outstanding

     The Company has issued to employees, officers, directors, and others providing services to the Company vested options to purchase up to 557,670 shares of Common Stock with exercise prices ranging from $3.93 to $9.00 per share. Options to purchase a total of 94,000 shares contain a provision that, on exercise, the holder is granted a new option covering the number of shares for which the prior option was exercised, with the exercise price of the new option fixed at the then fair market value of the Common Stock. Options to purchase an additional 400,000 shares of Common Stock have been issued to directors of the Company and are subject to shareholder approval. In addition, the Company has outstanding options held by unrelated third parties to purchase 126,666 shares of Common Stock at prices ranging from $3.75 per share to $9.75 per share and warrants to purchase a total of 216,025 shares of Common Stock at a weighted average exercise price of $10.78 per share, including warrants held by Selling Stockholders to purchase 1,500 shares but excluding the N Warrants offered hereby. The existence of such options and warrants may prove to be a hindrance to future financing by the Company, and the exercise of options and warrants may further dilute the interests of the stockholders. The possible future sale of Common Stock issuable on the exercise of such options and warrants could adversely affect the prevailing market price of the Company's Common Stock. Further, the holders of options and warrants may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. (See "DESCRIPTION OF SECURITIES--Preferred Stock, Warrants, and Options Outstanding" below and "ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Company's 1996 Form 10-K.)

     Issuance of Additional Common Stock

     The Company has authorized 5,000,000 shares of Preferred Stock, par value $0.001 per share, and 50,000,000 shares of Common Stock, par value $0.001 per share. As of the date of this Prospectus, 7,399,292 shares of Common Stock were issued and outstanding, and 2,948,194 additional shares were reserved for issuance on the exercise or conversion of options, warrants (including the N Warrants offered hereby), and shares of Preferred Stock issued and outstanding or issuable on exercise of placement agent warrants. The Company's board of directors also has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership of shareholders and may further dilute the book value of the Company's Common Stock.

     Preferential Rights of Preferred Stock Outstanding

     The Company has 40,000 shares of 1991 Preferred Stock, 165,140 shares of 1994 Preferred Stock, 613,334 shares of 1995 Preferred Stock, 12.5 shares of 1996 Preferred Stock, and 222 shares of 1996-4 Preferred Stock issued and outstanding. The 1991 Preferred Stock has a liquidation preference of $1.25 per share, the 1994 Preferred Stock has a liquidation preference of $2.00 per share, the 1995 Preferred Stock has a liquidation preference of $1.50 per share, the 1996 Preferred Stock has a liquidation preference of $1,000 per share plus accrued dividends, and the 1996-4 Preferred Stock has a liquidation preference of $10,000 per share plus accrued dividends. On liquidation or termination of the Company, an aggregate of $3,641,653 in assets would be distributed to the holders of the currently issued and outstanding Preferred Stock, after payment of all of the Company's obligations, prior to any distribution to the holders of Common Stock. The 1991, 1994 and 1995 Preferred Stock vote as a single class with the Common Stock, and the 1996 Preferred Stock and 1996-4 Preferred Stock do not vote, except as otherwise required by the corporate statutes of Nevada. If the Company seeks to amend its certificate of incorporation to change the provisions relating to the Preferred Stock or to approve a merger containing provisions that would require a class vote if they were contained in an amendment to the certificate of incorporation, the approval of each class of Preferred Stock affected thereby, voting as a separate class, will be required. Consequently, the holders of a relatively minor number of shares of Preferred Stock may be able to block such proposals, even in circumstances where they would be in the best interests of the holders of Common Stock. (See "DESCRIPTION OF SECURITIES--Preferred Stock, Warrants, and Options Outstanding" below.)

     No Shareholder Meetings or Reports

     Since its formation, the Company has not held a meeting of its shareholders for purposes of electing directors or for any other purpose and has not distributed any annual report or financial information to its stockholders. Under Nevada law, the Company has been required since inception to have an annual shareholders' meeting for the election of directors, but has not done so because of the costs involved in the preparation and mailing of required proxy materials and holding meetings. In any year in which the Company has not held or does not hold a shareholders' meeting, a shareholder may force the Company to call such a meeting. Shareholders of the Company would have the right to nominate their own candidates for election as directors at such meeting in addition to the nominees of the Company for election as directors. Other business could also be acted on at such a meeting as the shareholders may determine. As a result, it is possible that the current directors and management could be replaced and Company policies changed. The Company has agreed to hold an annual meeting of shareholders on or before June 30, 1997.

     Determination of Purchase and Exercise Price

     The conversion ratio of the outstanding Preferred Stock and the exercise prices of the outstanding options and warrants were determined by the Company, taking into account the history of, and recent prices for, the Common Stock as quoted on Nasdaq at the time the Preferred Stock, options, and warrants were issued, the business history and prospects of the Company, the number of securities to be offered, and the general condition of the securities market, all as assessed by the Company's management. Such prices bear no relationship to the assets, earnings, or net tangible book value of the Company or any other traditional criteria of value. (See "PLAN OF DISTRIBUTION" and "DESCRIPTION OF SECURITIES" below.)

     Substantial and Immediate Dilution

     Persons purchasing the Common Stock will suffer a substantial and immediate dilution to the net tangible book value below the purchase price of such Common Stock. (See "DILUTION" below.)

     No Dividends

     The Company has not paid dividends in the past and does not plan to pay dividends in the foreseeable future, even if it were profitable. Earnings, if any, are expected to be used to advance the Company's exploration activities and for general corporate purposes, rather than to make distributions to shareholders. In addition, the Company's credit agreement with a commercial bank contains, among other provisions, a negative covenant that prohibits the Company from paying dividends.

     Registration Rights of Existing Shareholders

     The Company has previously granted to existing shareholders and holders of options and warrants, including officers and directors, registration rights that require the Company to include securities in future registration statements filed by the Company, subject to the approval of the managing underwriter in such future offerings and, in some cases, to file registration statements with respect to the resale, exercise, or conversion of the securities held by the holders of such registration rights, all at the expense of the Company. The Company has obtained the effectiveness of a registration statement respecting all of its registration obligations, subject to the requirement for updating through supplements or post-effective amendments. (See "DESCRIPTION OF SECURITIES--Registration Rights" below.)


                                USE OF PROCEEDS

     The Company will receive no net proceeds from the issuance by the Company of the N Warrants or from the sale by the Selling Stockholders of the Common Stock issuable on exercise of the 96-4 Warrants. The N Warrants to be issued pursuant to this Prospectus must be exercised to receive shares of Common Stock and the 96-4 Warrants held by Selling Stockholders must be exercised into shares of Common Stock prior to the resale of the Common Stock offered by the Selling Stockholders pursuant to this offering. Proceeds received by the Company on the exercise of warrants, aggregating $4,979,250, if all N Warrants and 96-4 Warrants are exercised, will be used by the Company to pay general and administrative expenses, to the extent not funded from operating revenue, and for additional drilling, geological and geophysical data gathering, or lease acquisition. If all options and warrants held by persons other than those receiving N Warrants and the Selling Stockholders in this offering were exercised to acquire an additional 1,913,732 shares of Common Stock, the Company would receive proceeds of $11,091,608. There can be no assurance that any of the outstanding options or warrants will be exercised to provide any proceeds therefrom to the Company.


                                  THE COMPANY

     For information regarding the Company, reference is made to the Company's annual report on Form 10-K for the year ended December 31, 1996, a copy of which is attached to this prospectus.

                                    DILUTION

     Immediately prior to this offering, the Company had a pro forma net tangible book value of $8,670,767, with 7,399,292 shares of Common Stock issued and outstanding, or approximately $1.17 per share. The pro forma net tangible book value per share decreases to $0.68 after deducting liquidation preferences of an aggregate of $3,641,653 with respect to the shares of outstanding 1991, 1994, 1995, 1996, and 1996-4 Preferred Stock. The pro forma net tangible book value is determined by adjusting the net tangible book value of the Company as of March 31, 1997, to give pro forma effect to the subsequent issuance of 72,712 shares of Common Stock on conversion of outstanding shares of Preferred Stock, and 1,500 shares of Common Stock for services rendered to the Company. (See "ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" in the Company's 1996 Form 10-K.)

     Holders of N Warrants and 96-4 Warrants will suffer dilution in the adjusted net tangible book value per share received on exercise below their effective purchase price per share. Similarly, purchasers of shares of Common Stock from Selling Stockholders will likely suffer substantial and immediate dilution in the adjusted net tangible book value per share of the Common Stock they purchase below the purchase price for such shares. Based on the Company's net tangible book value immediately prior to this offering, after giving further effect to the exercise of all N Warrants offered hereby and all 96-4 Warrants owned by all Selling Stockholders to acquire the 415,500 shares of Common Stock to be sold in this offering, the Company would have a net tangible book value of $10,008,364, or approximately $1.28 per share, which represents a reduction of $1.81 per share from the closing sales price of $3.09 for the Company's Common Stock on Nasdaq on June 16, 1997.


                              SELLING STOCKHOLDERS

     The following table provides certain information, as of the date of this Prospectus, respecting the Selling Stockholders, the shares of Common Stock held by them, to be sold, and to be held following the offering, assuming the sale by such Selling Stockholders of all shares of Common Stock offered.

     The Selling Stockholders named below confirmed at the time they acquired the 96-4 Warrants that such securities were acquired for investment purposes only and without a view toward their resale and acknowledged the existence of restrictions on resale applicable to such securities. Such Selling Stockholders can sell such securities only in limited circumstances. The Company is not aware of any intention by any Selling Stockholder to sell such 96-4 Warrants prior to their exercise. This offering relates only to the sale of shares of Common Stock held or to be held by the Selling Stockholders named in the following table. If a Selling Stockholder sells the 96-4 Warrants held by such Selling Stockholder prior to exercising such securities into shares of Common Stock, such shares of Common Stock will not be registered and may not be resold pursuant to this offering.


                                      Securities Owned Prior                    Shares Owned After
                                        to the Offering(1)                         the Offering
                                      ----------------------                    ------------------
                                                                  Shares
                                       Common        96-4         to be
  Selling Stockholders                 Stock      Warrants(2)     Offered         Number        %
  ------------------------------------------------------------------------------------------------
  Dwight B. Bronnum                      --           750            750           --          --
  Robert L. Hopkins                      --           750            750           --          --
                                       -----------------------------------------------------------
  Total                                  --         1,500          1,500           --          --
                                       ===========================================================

[FN]
(1) Shares owned prior to the offering include all shares of Common Stock, if any, and underlying securities convertible or exercisable into shares of Common Stock owned by or issuable to the Selling Stockholder. Shares owned after the offering assume the sale of all shares of Common Stock offered pursuant to this offering. Percentage figures respecting the securities owned after the offering give effect to the exercise of all 96-4 Warrants by all Selling Stockholders.
(2) The 96-4 Warrants are a portion of like warrants issued to designees of the placement agent in the offering in November 1996 of 1996-4 Preferred Stock, which warrants entitle the holders thereof to purchase shares of Common Stock at an exercise price of $7.50, subject to adjustment in certain circumstances based on the market price of the Common Stock at each anniversary date of the issuance of the 96-4 Warrants. Such 96-4 Warrants must be exercised to purchase shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholders pursuant to this offering.


                           DESCRIPTION OF SECURITIES

     The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.001 per share, and 50,000,000 shares of Common Stock, par value $0.001 per share.

Common Stock

     The holders of the Company's Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights, and therefore, a majority of the shares of outstanding Common Stock is able to elect the entire board of directors, and if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Company's bylaws provide that one-third of the issued and outstanding shares of the Company shall constitute a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required.

     Shareholders of the Company have no preemptive right to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of Common Stock, when issued, are fully paid and nonassessable.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

     The board of directors has the authority to issue the authorized but unissued shares without action by the shareholders. The issuance of such shares would reduce the percentage ownership held by persons purchasing stock in this offering and may dilute the book value of the then existing shareholders.

Preferred Stock, Warrants and Options Outstanding

     As of the date of this Prospectus, the Company had the following Preferred Stock, options and warrants outstanding as discussed in detail below.

                                              Number of Shares of        Price Per Share of
                                                Common Stock or            Common Stock or
                                                 Common Stock               Common Stock
          Description                             Equivalent                 Equivalent
------------------------------------          -------------------        ------------------
Preferred Stock
    1991 Series                                     13,334                     $3.75
    1994 Series                                     55,047                     $6.00
    1995 Series                                    204,443                     $4.50
    1996 Series                                      2,778(1)                  $4.50(1)
    1996-4 Series                                  343,360(1)                  $7.50(1)
Warrants to purchase Common Stock                   17,450                     $4.50
                                                    29,353                     $7.50
                                                   169,222                    $12.00
Options to purchase Common Stock(2)                 10,000                     $3.75
                                                    22,667                     $3.93
                                                    22,000                     $4.00
                                                   128,000                     $4.50
                                                   150,000                     $5.00
                                                     1,667                     $5.63
                                                   216,667                     $6.375
                                                   100,000                     $6.90
                                                     6,666                     $7.50
                                                     3,333                     $7.88
                                                    20,000                     $9.00
                                                     3,333                     $9.75

[FN]
(1) Based on the maximum conversion price of $4.50 per share for the 1996 Preferred Stock and $7.50 per share for the 1996-4 Preferred Stock. The actual conversion prices may be less, depending on the market price of the Common Stock at the time of conversion.
(2) Does not include options subject to shareholder approval to purchase up to 400,000 shares of Common Stock at an exercise price of $4.00 per share, and options subject to vesting requirements to purchase up to 524,330 shares of Common Stock at a weighted average exercise price of $4.94 per share.

     Preferred Stock

     The Company has 40,000 shares designated as 1991 Series Convertible Preferred Stock, 165,140 shares designated as 1994 Series Convertible Redeemable Preferred Stock, 613,334 shares designated as the 1995 Series Convertible Preferred Stock, 12.5 shares designated as the 1996 Series 6% Convertible Preferred Stock, and 222 shares designated as the 1996-4 Series Preferred Stock issued and outstanding as of the date of this Prospectus. The Company has no current plans to issue any additional Preferred Stock, except 70,000 shares of 1993 Preferred Stock to be issued on the exercise of the outstanding 1993 Placement Agent Warrants and 131,622 shares of 1994 Preferred Stock to be issued on the exercise of the outstanding 1994 Placement Agent Warrants. The Company's articles of incorporation provide that the board of directors of the Company has authority, without action by the shareholders, to issue the authorized but unissued Preferred Stock in one or more series, and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

     The 1991, 1994 and 1995 Preferred Stock is convertible, at the election of the holder, into the Company's Common Stock at the rate of one share of Common Stock for each three shares of Preferred Stock, after giving effect to the 3-for-1 reverse stock split of the Common Stock. The 1993 Preferred Stock issuable on the exercise of the 1993 Placement Agent Warrants is convertible, at the election of the holder, into the Company's Common Stock at the rate of two shares of Common Stock for each three shares of Preferred Stock. The 1996 Preferred Stock is convertible, at the election of the holder, into the Company's Common Stock at the rate of one share of 1996 Preferred Stock for the number of shares of Common Stock determined by dividing $1,000 by the lesser of $4.50 or 75% of the closing bid price of the Common Stock as reported on Nasdaq on the day preceding the date of conversion. The 1996-4 Preferred Stock is convertible, at the election of the holder, into the Company's Common Stock at the rate of one share of 1996-4 Preferred Stock for the number of shares of Common Stock determined by dividing $10,000, plus an accretion at 8% per annum, by the lesser of $7.50 or a percentage of the average closing bid price of the Common Stock as reported on Nasdaq for the five days preceding the date of conversion. Such percentage is 90% of the 1996-4 Preferred Stock if converted after March 20, 1997, and before May 20, 1997, 85% if after May 20, 1997, and before November 20, 1997, and 82.5% if after November 20, 1997.

     The 1991 Preferred Stock carries a preference of $1.25 per share on dissolution and liquidation of the Company, the 1994 Preferred Stock carries a preference of $2.00 per share, the 1995 Preferred Stock carries a liquidation preference of $1.50 per share, the 1996 Preferred Stock carries a liquidation preference of $1,000 per share plus accrued dividends, and the 1996-4 Preferred Stock carries a liquidation preference of $10,000 per share plus accrued dividends. The 1991, 1994, and 1995 Preferred Stock votes as a single class with the Common Stock except as otherwise provided by the corporate laws of the state of Nevada. Shares of 1991, 1994 and 1995 Preferred Stock are entitled to one vote per share. The 1996 Preferred Stock and 1996-4 Preferred Stock are not entitled to vote except as required by the corporate laws of the state of Nevada and on certain specific matters. Except for the 1996 Preferred Stock, none of the issued and outstanding Preferred Stock is entitled to preferential dividends, but participates with the Common Stock in the unlikely event that a dividend is declared. The 1996 Preferred Stock is entitled to a 6% dividend payable in cash in the event the 1996 Preferred Stock is redeemed or in additional shares of Common Stock upon the conversion of the 1996 Preferred Stock. The 1996-4 Preferred Stock is entitled to an 8% accretion payable in additional shares of Common Stock upon the conversion of the 1996-4 Preferred Stock or in cash if the 1996-4 Preferred Stock is redeemed.

     The 1991 Preferred Stock is redeemable at $1.25 per share at any time after December 31, 1995, the 1994 Preferred Stock is redeemable at $4.00 per share at any time after March 31, 1996, the 1995 Preferred Stock is redeemable at $3.00 per share at any time after December 31, 1995, and the 1996 Preferred Stock is redeemable at $1,330 per share at any time after April 1, 1997. The 1996-4 Preferred Stock is redeemable at $13,000 per share at any time after November 20, 1997, through May 20, 1998, and at $12,500 thereafter. The 1996-4 Preferred Stock will automatically convert into shares of Common Stock on November 20, 1998. In each case, the Preferred Stock can be converted prior to the redemption date fixed in the notice.

     Warrants

     The Company has issued and outstanding the following warrants to purchase Common Stock and has reserved an equivalent number of shares of Common Stock for issuance on exercise of such warrants. Each of the warrants described below is governed by a warrant agreement between the Company and the warrant agent. The following summary is subject to the detailed provisions of the warrant agreement governing such warrants.

     Holders of warrants are deemed to be shareholders of the Company only to the extent of the shares of Common Stock held by them. Holders of warrants, as such, are not entitled to vote with respect to matters submitted to the shareholders of the Company, are not entitled to participate in dividends, if any, and do not have ownership rights on termination or liquidation of the Company.

     $4.50 Warrants. The Company has issued and outstanding warrants to purchase 8,333 shares of Common Stock at an exercise price of $4.50 per share which expire in June 2000.

     N Warrants. The Company is offering pursuant to this Prospectus to the record holders of the class L Warrants, which warrants expired pursuant to their terms on December 31, 1996, N Warrants to purchase 414,000 shares of Common Stock at $12.00 per share. The N Warrants will be exercisable through December 31, 1998. The N Warrants are subject to redemption by the Company at a redemption price of $0.10 per Warrant if the average closing price of the Common Stock is at least $12.00 per share for 20 consecutive trading days preceding the date of notice of redemption, subject to certain other conditions. Such Warrants may be exercised during the period after notice of redemption has been given and prior to the redemption date.

     M Warrants. The Company has issued and outstanding 507,666 M Warrants. Giving effect to the reverse stock split, the M Warrants entitle the holder to purchase one share of Common Stock for each three M Warrants held at $12.00 at any time through December 1, 1998. The M Warrants are subject to redemption by the Company at a redemption price of $0.10 per Warrant if the average closing price of the Common Stock is at least $12.00 per share for 20 consecutive trading days preceding the date of notice of redemption, subject to certain other conditions. Such Warrants may be exercised during the period after notice of redemption has been given and prior to the redemption date.

     1996 Placement Agent Warrants. The placement agent in the offering in which the 1996 Preferred Stock was sold has warrants to acquire 9,117 shares of Common Stock at a price equal to the lesser of $4.50 or 75% of the closing bid price of the Common Stock as reported on Nasdaq on the day preceding the date of exercise. The placement agent's warrants are exercisable before March 25, 2001.

     1996-4 Investor Warrants. The Company will issue to each holder of 1996-4 Preferred Stock who converts his or her shares after November 20, 1997, an Investor Warrant to purchase a number of shares of Common Stock, depending on the dates on which such shares of 1996-4 Preferred Stock are converted. Each share of 1996-4 Preferred Stock converted on November 20, 1996, will entitle the holder thereof to receive an Investor Warrant to purchase 1,111 shares of Common Stock at an exercise price of $9.00 per share. The number of shares and the exercise price of the Investor Warrants issued thereafter shall be adjusted ratably each day until November 20, 1998, when each share of 1996-4 Preferred Stock converted on such date will entitle the holder thereof to receive an Investor Warrant to purchase 1,333 shares of Common Stock at an exercise price of $7.50 per share. This Prospectus relates to the resale of Common Stock issuable on exercise of the Investor Warrants.

     1996-4 Placement Agent Warrants. The designees of the placement agent in the 1996-4 Preferred Stock offering have warrants to purchase an aggregate of 29,353 shares of Common Stock at an exercise price equal to the lesser of $7.50 or 125% of the average closing price of the Common Stock as reported on Nasdaq for the five days preceding each anniversary of the issuance of such warrants. Such warrants are exercisable at any time prior to November 8, 2001. This Prospectus relates to the resale of Common Stock issuable on exercise of up to 1,500 of the Placement Agent Warrants. The resale of the shares of Common Stock issuable on exercise of the remaining Placement Agent Warrants was previously registered.

     Options

     The Company has issued and outstanding options to purchase up to 684,336 shares of Common Stock at a weighted average exercise price of $5.71 per share, including options to purchase 557,670 shares of Common Stock at a weighted average exercise price of $5.49 per share of Common Stock issued to executive officers, directors and employees of the Company. In addition, the Company has issued to directors of the Company options to purchase up to 400,000 shares of Common Stock at an exercise price of $4.00 per share that are subject to shareholder approval, and to employees of the Company options to purchase up to 524,330 shares of Common Stock at a weighted average exercise price of $4.94 per share that are subject to vesting requirements.

     General

     Each of the foregoing warrants and options contain provisions that protect the holders thereof against dilution by adjustment in the number of shares of Common Stock purchasable on exercise of the warrants and options in certain events such as stock splits or stock dividends. In the event the number of warrant or option shares purchasable is increased, through the operation of the anti-dilution provisions, the exercise price will be reduced proportionately. Conversely, if the number of warrant or option shares purchasable is decreased, the exercise price will be increased proportionately.

Registrar and Transfer Agent

     The registrar and transfer agent of the Company's securities is Atlas Stock Transfer Corporation, 5899 South State Street, Salt Lake City, Utah 84107, telephone (801) 266-7151.

                              PLAN OF DISTRIBUTION

General

     This Prospectus relates to the issuance by the Company of 414,000 N Warrants to the persons who held the Company's L Warrants which expired on December 31, 1996, and 414,000 shares of Common Stock issuable on exercise of the N Warrants. This Prospectus also relates to the public offer and sale by certain shareholders (the "Selling Stockholders") of up to 1,500 shares of Common Stock of the Company issuable on exercise of the 96-4 Warrants at an exercise price of $7.50 per share, subject to adjustment depending on the trading price of the Common Stock at the anniversary dates of the issuance of such Warrants. (See "SELLING STOCKHOLDERS" and "DESCRIPTION OF SECURITIES" above.)

Exercise of Warrants

      The N Warrants and 96-4 Warrants may be exercised, at the discretion of the holder thereof, by the delivery to the Company at its principal executive offices at Foreland Corporation, Union Terrace Office Bldg., 12596 West Bayaud, Suite 300, Lakewood, Colorado 80228-2019, of the Warrant accompanied by an election of exercise and payment of the purchase price for each share of Common Stock purchased in accordance with the terms of such warrant. Payment on the exercise of warrants must be made in the form of cash or check payable to the order of the Company.

Determination of Exercise Prices

      The exercise prices of the N Warrants and 96-4 Warrants were determined at the time of the issuance by the board of directors, based on the historical and future trading prices for the Common Stock in the over-the-counter market, the possible results of exploration in the Company's properties, and the Company's anticipated need for additional capital. The terms of the foregoing securities were not determined through arm's length negotiations.

      The exercise prices of the N Warrants and the 96-4 Warrants bear no relationship to the assets, earnings, or book value of the Company or any other recognized criteria of value.

Sale of Common Stock by Selling Stockholders

     The Common Stock to be sold by the Selling Stockholders may be sold by them from time to time directly to purchasers. Alternatively, the Selling Stockholders may, from time to time, offer the Common Stock for sale in the over-the-counter market through or to securities brokers or dealers that may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom they may act as agent. Any such sale of Common Stock by Selling Stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless a Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholders, and any dealers or brokers that participate in the distribution of the Common Stock, may be deemed to be "underwriters" as that term is defined in the Securities Act, and any profit on the sale of Common Stock by them and any discounts, commissions, or concessions received by any such dealers or brokers may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Common Stock may be sold by the Selling Stockholders from time to time in one or more transactions at a fixed offering price, which may be changed, or at prices that may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholders and the purchaser at the time of sale. The Company does not intend to enter into any arrangement with any securities dealer concerning solicitation of offers to purchase the Common Stock.

     The Company estimates that it will incur costs of approximately $20,000 in connection with this offering for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholders will be borne by them. Commissions or discounts paid in connection with the sale of securities by the Selling Stockholders will be determined by negotiations between them and the broker-dealer through or to which the securities are to be sold and may vary depending on the broker-dealers' commission or mark up schedule, the size of the transaction, and other factors.


                             LEGALITY OF SECURITIES

     The validity under the Nevada Revised Statutes of the issuance of the N Warrants and the Common Stock issuable on exercise of the N Warrants and 96-4 Warrants has been passed on for the Company by Kruse, Landa & Maycock, L.L.C.


                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Hein + Associates LLP, certified public accountants, as stated in their report, which is incorporated herein by reference and has been so incorporated in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

     The year end independent reserve report dated December 31, 1996, incorporated by reference into this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, has been prepared by the firm of Malkewicz Hueni Associates, Inc., Golden, Colorado, as stated in its report, which is incorporated by reference and has been so incorporated by reference in reliance and upon such report given on the authority of that firm as experts in mining engineering.



                TABLE OF CONTENTS

                                                          FORELAND CORPORATION

Section                                   Page
SUMMARY AND INTRODUCTION....................3
RISK FACTORS................................8
USE OF PROCEEDS............................14                  N WARRANTS
THE COMPANY................................15            SHARES OF COMMON STOCK
DILUTION...................................15
SELLING STOCKHOLDERS.......................16
DESCRIPTION OF SECURITIES..................16
PLAN OF DISTRIBUTION.......................20
LEGALITY OF SECURITIES.....................21
EXPERTS....................................21


     No dealer, salesman, or other                            PROSPECTUS
person has been authorized in
connection with this offering to give
any information or to make any
representation other than as
contained in this Prospectus and, if
made, such information or
representation must not be relied on
as having been authorized by the
Company.  This Prospectus does not
constitute an offer to sell or the
solicitation of an offer to buy any
securities covered by this Prospectus
in any state or other jurisdiction to
any person to whom it is unlawful to
make such offer or solicitation in
such state or jurisdiction.                                  June 18, 1997